SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

BELLAVISTA CAPITAL, INC.
(Name of Subject Company)

MPF-NY 2005, LLC; MPF FLAGSHIP FUND 11, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 23, LLC; SUTTER OPPORTUNITY FUND 3, LLC; MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.	MacKenzie Patterson Fuller, Inc.
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext.224	(925) 631-9100 ext. 206

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$2,250,000	$240.75

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $2.25 per Share in cash.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by MPF-NY 2005, LLC; MPF FLAGSHIP FUND 11, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 23, LLC; SUTTER OPPORTUNITY FUND 3, LLC (collectively the “Purchasers”) to purchase up to 1,000,000 shares of common stock (the “Shares”) in BellaVista Capital, Inc. (the “Corporation”), the subject company, at a purchase price equal to $2.25 per Share, less the amount of any dividends declared or made with respect to the Shares between April 14, 2006 (the “Offer Date”) and May 26, 2006 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date. Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Shareholders to the Purchasers. MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

In the event of a price reduction resulting from a Corporation dividend declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

The Corporation had 962 holders of record owning an aggregate of 14,991,325 Shares as of September 30, 2005, according to its Annual Report on Form 10-K for the fiscal year ending September 30, 2005. The Purchasers and their affiliates currently beneficially own 615,355 Shares, or 4.1% of the outstanding Shares. The 1,000,000 Shares subject to the Offer constitute 6.67% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $2,250,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

The address of the Corporation’s principal executive offices is 420 Florence Street Suite 200, Palo Alto, CA 94301, and its phone number is (650) 328-3060.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)      Offer to Purchase dated April 14, 2006

(a)(2)      Letter of Transmittal

(a)(3)      Form of Letter to Shareholders dated April 14, 2006

(b)- (h)   Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2006

MPF-NY 2005, LLC; MPF FLAGSHIP FUND 11, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 23, LLC; SUTTER OPPORTUNITY FUND 3, LLC

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Purchase dated April 14, 2006

(a)(2)	Letter of Transmittal

(a)(3)	Form of Letter to Shareholders dated April 14, 2006